UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

866180

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PGP CAPITAL ADVISORS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

865 S. FIGUEROA STREET, SUITE 1330
(No. and Street)

LOS ANGELES	**CA**	**90017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEWART KIM	**3102680885**	STEWART.KIM@PGPCAPTIAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELLIA AVENUE, SUITE 130	**MAITLAND**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

JULY, 28, 2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, STEWART KIM_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PGP CAPITAL ADVISORS, LLC_____, as of ___April 9_____, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CHIEF COMPLIANCE OFFICER

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Los Angeles)

On April 9, 2026 before me, Rachel A. Bertrand ,
(here insert name and title of the officer)

personally appeared Stewart Kim

_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____

RACHEL A. BERTRAND
COMM. #2486331
Notary Public · California
Los Angeles County
My Comm. Expires Apr. 7, 2028

(Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document

titled/for the purpose of _____

_____ ,

containing _____ pages, and dated _____ .

The signer(s) capacity or authority is/are as:

- [ ] Individual(s)
- [ ] Attorney-in-Fact
- [ ] Corporate Officer(s) _____
  Title(s)

- [ ] Guardian/Conservator
- [ ] Partner - Limited/General
- [ ] Trustee(s)
- [ ] Other: _____

representing: _____
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
- ○ form(s) of identification   ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # _____   Entry # _____

Notary contact: _____

Other
- [ ] Additional Signer(s)   [ ] Signer(s) Thumbprint(s)
- [ ] _____

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of PGP Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PGP Capital Advisors, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PGP Capital Advisors, LLC management. Our responsibility is to express an opinion on PGP Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PGP Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of PGP Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of PGP Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as PGP Capital Advisors, LLC's auditor since 2014.

Maitland, Florida

April 7, 2026

PGP Capital Advisors, LLC

Statement of Financial Condition

Assets	
Cash	215,719
Securities	3,744
Deposits	2,403
Property, Plant and Equipment, net of accumulated depreciation of $6,198	879
Prepaid expenses and other assets	5,819
Total Assets	**$228,564**
Liabilities and Member's Equity	
Accounts payable and accrued expenses	27,185
Total Liabilities	**$27,185**
Member's equity	201,379
Total Member's Equity	**$201,379**
Total Liabilities and Member's Equity	**$228,564**

The accompanying notes are an integral part of these financial statements

PGP Capital Advisors, LLC

Statement of Operations

For the Year Ended December 31, 2025

Revenue	
Investment banking fees	579,901
Unrealized gains on marketable securities	304
Total Revenue	580,205
Expenses	
Commissions	562,638
Travel and entertainment	81,390
Rent	65,541
Regulatory fees	6,984
Telephone	13,347
Professional fees	46,583
Other operating expenses	44,402
Total Expenses	$820,885
Net Operating Loss	$(240,680)

The accompanying notes are an integral part of these financial statements

PGP Capital Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2025

December 31, 2024	262,059
Capital Contributions	180,000
Net income (loss)	(240,680)
December 31, 2025	**$201,379**

The accompanying notes are an integral part of these financial statements

PGP Capital Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2025

Cash Flows from Operating Activities	
Net Loss	$(240,680)
Adjustments to reconcile net loss to net cash used by operating activities:	
Prepaid expenses and other assets	(3,398)
Investments	(278)
Account payable and accrued expenses	14,223
Net Cash used by Operating Activities	(230,133)
Cash Flows from Financing Activities	
Lease Liability	$0
Capital Contributions	180,000
Net Cash Provided by Financing Activities	180,000
Net increase in Cash and Cash equivalents	(50,133)
Cash and cash equivalents at beginning of year	265,852
Cash and Cash Equivalents at End of Year	$ 215,719
Supplemental disclosure:	
Cash paid for interest	$0
Cash paid for taxes	$0

The accompanying notes are an integral part of these financial statements

4

PGP Capital Advisors, LLC
Notes to Financial Statements
December 31, 2025

1. **Organization**

   PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is boutique investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   Revenue from contract with customers Significant Judgement
   Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at ta point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

   M&A advisory fees
   The Company provided advisory service on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. For certain contracts fees are received at regular intervals and are recognized as revenue at the time they relate specifically to performance obligations satisfied in that period. Fees received that do not relate to specific services are reflected as contract liabilities. At December 31, 2025, there were no unsatisfied performance obligations.

2. Significant Accounting Policies "continued"

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amount

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue.

Uncertain tax positions

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes*. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

PGP Capital Advisors, LLC
Notes to Financial Statements
December 31, 2025

2. Significant Accounting Policies "continued"

The Company's evaluation on December 31,2025 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2022 through 2024 tax years remain subject to examination by the IRS and State of California. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Property and Equipment

Property and equipment are summarized by major classifications as follows:

	2025
Computers and equipment	$(6,198)
Less Accumulated Depreciation	7,077
Net computers and equipment	$879.47

The Company did not have depreciation expenses for 2025.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

PGP Capital Advisors, LLC
Notes to Financial Statements
December 31, 2025

3. Fair Value Measurements "continued"

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Assets Measured and Recognized at Fair Value on a Recurring Basis
The fair value of the investment in securities is based on the quoted market price. The fair value of the securities receivable is based on the quoted market price of the underlying asset.

The tables below present the amounts of assets measured at fair value on a recurring basis:

PGP Capital Advisors, LLC
Notes to Financial Statements
December 31, 2025

3. Fair Value Measurements "continued"

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Investment in securities				
Equities	$ 3,744	$ -	$ -	$ 3,744
Securities receivable	-	-	-	-
Total assets at fair value	$ 3,744	$ -	$ -	$ 3,744

There were no transfers between level 1, 2 and 3 during the year ending December 31, 2025.

4. Operating Leases

The Company leases its facilities under an agreement with John Hancock Real Estate that expires April 30, 2026. Rent expense for the lease for year ended December 31,2025 was $65,541 which also includes base rent, insurance recovery, operating cost recovery and real estate tax recovery.

The company lease space on a month to month basis at a monthly cost of $5,462.

In February 2016 the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016 -02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payment as lease cost on a straight line basis over the lease term. The lease cost is $ 65,541 relating to the office lease for the year ended December 31,2025.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2025, the Company's net capital was $191,701 which exceeded the requirement by $186,701.

5. Net Capital Requirements "continued"

At December 31,2025 the percentage of aggregate indebtedness was 14.18% to 1. The Company had liabilities of $27,185 on December 31,2025.

6. Company Conditions

The Company has recorded a loss of $240,984 for the year ended December 31,2025 and has received a capital contribution from its member for working capital. The Company's Member has agreed to provide capital contributions to the Company, as necessary, for it to continue operations and to maintain compliance with minimum capital requirements.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

7. Segment reporting

The Company is engaged in several lines of business as a securities broker – dealer, which is comprised of several classes of services, including agency transactions, private placements, corporate finance, mergers and acquisitions advisory, and restructuring services. The Company has identified its Managing Member as the primary operating decision maker, who constantly reviews the Company's financial statements to evaluate the overall condition and capital adequacy of the business to manage the Company. Additionally, the Managing Member evaluates the level of excess net capital (See Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operation constitutes a single operating segment and therefore a single reportable segment, because the Managing Member manages the business activities using information on the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

PGP Capital Advisors, LLC
Notes to Financial Statements
December 31, 2025

8. **Commitments and contingencies**

The Company does not have any commitments or contingencies, other than an operating lease (Note 4).

9. **Subsequent Events**

The Company has evaluated subsequent events through 04, 07, 2026, the date which the financial statements were available to be issued, and has determined no event or transactions requiring disclosure or recording.

PGP Capital Advisors, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2025

Net Capital	
Total member's equity	$201,379
Less: Non-allowable assets	
Prepaid expenses	5,819
Property plant & equipment	879
Deposits	2,402
Total non-allowable assets	9,100
Tentative Net Capital	192,279
Haircut on Money Market $831 at 2%	16
Haircut on Securities $3,744 at 15%	562
Net Capital	191,701
Net minimum capital requirement of 6 2/3% of aggregate	
indebtedness of $27,185 or $5,000, whichever is greater	5,000
Excess Net Capital	$186,701

There are no material differences between the preceding computation and the Company's
corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2025

PGP Capital Advisors, LLC

Schedule II – SUPPLEMENTARY INFORMATION

As of December 31, 2025

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31,2025.

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q7A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not and will not hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of PGP Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PGP Capital Advisors, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of PGP Capital Advisors, LLC's management. Our responsibility is to express an opinion on PGP Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PGP Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as PGP Capital Advisors, LLC's auditor since 2014.

Maitland, Florida

April 7, 2026

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
E-mail: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of PGP Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PGP Capital Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities as agent on a best effort basis only, including the offering of shares of private equity or debt funds which invest in Trust Preferred Securities and passive co-manager or selling group member in best efforts public offerings. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

PGP Capital Advisors, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PGP Capital Advisors, LLC's compliance with the provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 7, 2026



PGP Capital Advisors
Exemption Report

PGP Capital Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17

C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities as agent on a best effort basis only, including the offering of shares of private equity or debt funds which invest in Trust Preferred Securities; and passive co- manager or selling group member in best efforts public offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers☐ (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

PGP Capital Advisors

I, Stewart Kim, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Stewart Kim
Title: Managing Partner

03/16/2026